POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

                                                  ------------------------------
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                                                  OMB Number           3235-0104
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                                                  hours per response ....... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   CGLH Partners I LP(1)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   C/o Lehman Brothers Holdings Inc.
   745 Seventh Avenue
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   (Street)

   New York             New York                10019
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   07/31/02
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3. IRS or Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

   Interstate Hotels & Resorts, Inc. (IHR)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ]   Form Filed by One Reporting Person
   [ X ]   Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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
Common Stock                             1,150,000(2)                (2)(3)               (3)
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Common Stock                             5,750,000(4)                (3)(4)               (3)
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Common Stock                                27,600(5)                D(5)                 (3)
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Common Stock                                20,830(6)                D(6)                 (3)
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Common Stock                                19,678(7)                D(7)                 (3)
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

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Please see attached "Explanation of Responses" continuation sheet.



        /s/ Joseph J. Flannery                              August 9, 2002
---------------------------------------------            -----------------------
       ** Signature of Reporting Person                         Date
          Joseph J. Flannery
          As Authorized Signatory of CGLH Partners I LP

*      If the form is filed by more than one reporting person, see
       Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.

(1) Filed by CGLH Partners I LP as Designated Filer. Please see attached Joint Filer Information.

(2) These shares are directly owned solely by CGLH Partners I LP, which may be deemed to be a member of a "group" with the other joint filers of this report for purposes of Section 13(d) of the Exchange Act. CGLH Partners I LP has no direct or indirect owhership interest in any other of the joint filers of this report.

(3) On July 31, 2002, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between Interstate Hotels Corporation and the Issuer (f/k/a "MeriStar Hotels & Resorts, Inc.), Interstate Hotels Corporation merged with and into the Issuer with the Issuer surviving. Pursuant to the Merger Agreement, in connection with the Merger all issued and outstanding shares of Interstate Hotels Corporation, and all securities convertible into such shares, were converted into shares of Common Stock of the Issuer. Each of the shares disclosed on this report was acquired as a result of such conversion of securities of Interstate Hotels Corporation beneficially owned before the Merger by the filing persons.

     LB Interstate LP LLC, LB Interstate GP LLC, MK/CG LP LLC and MK/CG GP LLP together own all of the partnership interests in each of CGLH Partners
     I LP and CGLH Partners II LP. PAMI, LLC is the sole owner of each of LB Interstate LP LLC and LB Interstate GP LLC. Property Asset
     Management Inc. is the sole owner of PAMI, LLC. Lehman ALI Inc. owns a 99.75% membership interest in PAMI LLC and makes all investment decisions on its behalf. Lehman Brothers Holding Inc is the sole owner of Lehman ALI Inc. MK/CG GP LLC and MK/CG LP LLC are each owned 66.67% by CG Interstate Associates LLC and 33.33% by KFP Interstate
     Associates, LLC, which together make all of the investment decisions on behalf of each of MK/CG GP LLC and MK/CG LP LLC. KFP Interstate,
     LLC is the Managing Member of KFP Interstate Associates, LLC and makes all investment decisions on its behalf. KFP Holdings Ltd is the sole member of KFP Interstate, LLC. Grosvenor LC is the Managing Member of
     KFP Holdings Ltd and makes all investment decisions on its behalf. Quadrangle Trust Company (BVI) Limited, as Trustee of the Newlyn Trust is the sole member of Grosvenor LC, and makes all investment decisions on its behalf. Continental Gencom Holdings, LLC is the sole member of CG Interstate Associates LLC. Mr. Sherwood M. Weiser, Mr. Donald E
     Lefton and Mr. Karim Alibhai are each Managing Members of Continental Gencom Holdings, LLC, and together make all investment decisions on its behalf. Each of the joint filing persons disclaims beneficial ownership of the shares disclosed on this filing except to the extent of his or its respective pecuniary interest therein.

(4) These shares are directly owned solely by CGLH Partners II LP, which may be deemed to be a member of a "group" with the other joint filers of this report for purposes of Section 13(d) of the Exchange Act. CGLH Partners II LP has no direct or indirect owhership interest in any other of the joint filers of this report.

(5) These shares are owned directly solely by Mr. Karim Alibhai, who may be deemed to be a member of a "group" with the other joint filers of this report for purposes of Section 13(d) of the Exchange Act. Mr Alibhai became a a Director of the Issuer on July 31, 2002.

(6) These shares are owned directly solely by Mr. Sherwood Weiser, who may be deemed to be a member of a "group" with the other joint filers of this report for purposes of Section 13(d) of the Exchange Act. Mr. Weiser became a Director of the Issuer on July 31, 2002.

(7) These shares are owned directly solely by Mr. Donald Lefton, who may be deemed to be a member of a "group" with the other joint filers of this report for purposes of Section 13(d) of the Exchange Act. Mr. Lefton is not a Director of the Issuer.

                          JOINT FILER INFORMATION

Each of the following joint filers has designated CGLH Partners I LP as the "Designated Filer" for purposes of Item 1 of the attached Form 3:

         (1)   CGLH Partners II LP
               745 Seventh Avenue, New York, NY 10019

         (2)   LB Interstate GP LLC
               745 Seventh Avenue, New York, NY 10019

         (3)   LB Interstate LP LLC
               745 Seventh Avenue, New York, NY 10019

         (4)   PAMI LLC
               745 Seventh Avenue, New York, NY 10019

         (5)   Property Asset Management Inc.
               745 Seventh Avenue, New York, NY 10019

         (6)   Lehman ALI Inc.
               745 Seventh Avenue, New York, NY 10019

         (7)   Lehman Brothers Holdings Inc.
               745 Seventh Avenue, New York, NY 10019

         (8)   MK/CG GP LLC
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (9)   MK/CG LP LLC
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (10)  CG Interstate Associates LLC
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (11)  Continental Gencom Holdings, LLC
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (12)  Donald E. Lefton
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (13)  Sherwood M. Weiser
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (14)  Karim Alibhai
               3250 Mary Street, Suite 500, Miami, Florida 33133

         (15)  KFP Interstate Associates, LLC
               545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062

         (16)  KFP Interstate, LLC
               545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062

         (17)  KFP Holdings, Ltd
               545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062

         (18)  Grosvenor, LC
               545 E. John Carpenter Freeway, Suite 1400, Irving, Texas 75062

         (19)  Quadrangle Trust Company (BVI) Limited
               PO Box 438, Tropic Isle Building, Wickshams Cay 1, Roadtown, Tortola, British Virgin Islands



Issuer & Ticker Symbol:             Interstate Hotels & Resorts, Inc. (IHR)

Date of Event:                      7/31/02

Signature:                            /s/ Joseph J. Flannery
                                    --------------------------------

                                    Name: Joseph J. Flannery

                                    Title:  Authorized Signatory for each of
                                            CGLH Partners II LP;
                                            LB Interstate GP LLC;
                                            LB Interstate LP LLC;
                                            PAMI LLC;
                                            Property Asset Management Inc.;
                                            Lehman ALI Inc. and
                                            Lehman Brothers Holdings Inc.


Signature:                            /s/ Donald E Lefton
                                    --------------------------------

                                    Name: Donald E Lefton

                                    Title:  Individually, and as Authorized
                                            Signatory for each of:
                                            MK/CG GP LLC;
                                            MK/CG LP LLC; CG Interstate
                                            Associates LLC; and Continental
                                            Gencom Holdings, LLC.


Signature:                            /s/ Sherwood M. Weiser
                                    -----------------------------------

                                    Name: Sherwood M. Weiser



Signature:                            /s/ Karim Alibhai
                                    -----------------------------------

                                    Name: Karim Alibhai



Signature:                            /s/ Jaffer Khimji
                                    --------------------------------

                                    Name: Jaffer Khimji

                                    Title:  Authorized Signatory for each of:
                                            KFP Interstate Associates, LLC;
                                            KFP Interstate, LLC;
                                            KFP Holdings, Ltd; and
                                            Grosvenor, LC.


Signature:                            /s/ Nicholas Lane
                                    --------------------------------

                                    Name: Nicholas Lane
                                    Title:  Director, Quadrangle Trust Company
                                            (BVI) Limited